SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of July, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Conclusion of Restructuring of Ripasa

São Paulo, July 05, 2006 – VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4) announces the conclusion of Ripasa restructuring.

On June 30, 2006, 100% of Ripasa’s minority shareholders migrated to the shareholder base of VCP and Suzano. As a result, VCP’s capital increased from 191,613,498 to 204,145,507 shares, 105,702,452 of which common and 98,443,055 preferred. Its free float accounts for 44% of total capital and 91% of preferred shares.

In addition, on July 4, 2006, VCP and Suzano paid the “complementary value” in cash to all those Ripasa minority shareholders who accepted the terms of the Memorandum of Agreement. This totaled R$ 1.0712 per share, corresponding to the previously announced value of R$ 1.0538 per share, adjusted by the interbank deposit rate (CDI) from the date of Ripasa’s ESM, on May 23, 2006, and the date of the effective payment.

The terms offered regarding the “complementary value” in cash were accepted by shareholders representing around 96% of Ripasa’s free-float, involving approximately 144 million shares. The total disbursement came to R$ 153.9 million, around R$ 77 million of which (50%) paid by VCP and the remainder by Suzano.

According to the Material Fact of May 5, 2006, the shareholders who have not yet signed the Memorandum of Agreement will have until May 24, 2009 to do so. The Memorandum of Agreement, whose content was disclosed on the date of the Material Fact, is available for consultation at the addresses below:

VCP	www.vcp.com.br	Alameda Santos, 1357, 6º andar - São Paulo - SP
Suzano	www.suzano.com.br/opfin	Av. Tancredo Neves, 274, Bl. B, Sala 121 - Salvador - BA
Av. Brigadeiro Faria Lima, 1355, 7º andar - São Paulo - SP
CVM	www.cvm.gov.br	Rua Formosa, 367, 20º andar - São Paulo - SP
Rua Sete de Setembro, 111, 5º andar
(Centro de Consultas) - Rio de Janeiro - RJ
Bovespa	www.bovespa.com.br	Rua XV de Novembro, 275 - São Paulo - SP
CBLC	www.cblc.com.br	Rua XV de Novembro, 275 - São Paulo - SP

Share prices:	Investor Relations
VCPA4 = R$34,00	Valdir Roque
ADR VCP = US$16,26	Finance and IR Officer
July 4, 2006	Alfredo F. Villares
Shares Outstanding:	IR Manager
204.145.507	Andrea Kannebley
Market Capitalization:	Isabela Cadenassi
R$6,9 bilhões	Tel: (5511) 2138-4168 /4287/4261 | Fax: (5511) 2138-4066
US$3,3 bilhões	Email: ir@vcp.com.br
www.vcp.com.br

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)
Date: 07/05/2006

	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer